Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for July, 2019

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____   No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____   No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

Enclosures: **SASOL LIMITED | NOTIFICATION OF AN ACQUISITION OF BENEFICIAL INTEREST IN SASOL SECURITIES**

SIGNATURE

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol")

NOTIFICATION OF AN ACQUISITION OF BENEFICIAL INTEREST IN SASOL SECURITIES

In compliance with section 122(3)(b) of the Companies Act, 71 of 2008 ("the Companies Act"), and Regulation 121(2)(b) of the Companies Act Regulations, 2011 and paragraph 3.83(b) of the JSE Listings Requirements, shareholders are advised that Sasol has received notification from the Public Investment Corporation ("PIC") of an acquisition by PIC of Sasol securities such that PIC now holds 15.049% of Sasol's total issued securities.

As required in terms of section 122(3)(a) of the Companies Act, Sasol has filed the required notice with the Takeover Regulation Panel.

31 July 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 July 2019

By:		/s/ V D Kahla
Name:		Vuyo Dominic Kahla
Title:		Company Secretary